Writer’s E-Mail: rschneider@kkwc.com
Writer’s Direct Dial: 212.880.9882

August 27, 2009

Mr. Jim O’Connor
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Rochdale Core Alternative Strategies Master Fund LLC
File No.: 811-21963 (“Master Fund”);
Rochdale Core Alternative Strategies Fund TEI LLC
File Nos.: 333-138072; 811-21964 (“TEI Fund”); and
Rochdale Core Alternative Strategies Fund LLC
File Nos.: 333-138071; 811-21965 (“Fund”)

Dear Jim:

The amendments to the registration statements for the captioned funds have been filed by US Bancorp Fund Services (“USBancorp”).  Our firm prepared the aforementioned documents; and we are confirming that there have been no material changes to the registration statements that were declared effective on June 26, 2008, except to update the financial statements and provide updated information regarding the sub-adviser, AIG Global Investment Corp. (“AIG”)  We are requesting selective review, as the Fund and TEI Fund are unable to offer limited liability company interests as of August 1, 2009, and until the effective date of the post-effective amendments.

Master Fund, TEI Fund and the Fund intend to coordinate the filing of any future amendments to their registration statements with us, AIG and USBancorp well in advance of the expiration of the updated financial statements to avoid any further need to suspend the offering of limited liability company interests in the Fund and TEI Fund.

Mr. Jim O'Connor
August 27, 2009

Again, I would like to thank you for all of your help regarding these filings.

Sincerely,

/s/ Robert S. Schneider

Robert S. Schneider

cc:	Kurt Hawkesworth